February 13, 1997



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Amendment to Schedule 13G

Ladies and Gentlemen:

         Submitted  herewith  is Amendment No. 1 to the Schedule 13G for Richard
D. Reinhold and Sandra E. Reinhold. This filing is being effected by direct transmission via the Commission's EDGAR System. No fee is required in connection with this filing. If you have any questions concerning this material, please do not hesitate to call the undersigned or Brian Lloyd at (801) 532-7840.

                                   Sincerely,

                                   /s/ SUSAN ALLEN

                                   Susan Allen
                                   Legal Assistant



Attachment
cc:      SOS Staffing Services, Inc.
         Brian G. Lloyd

c:\wp51\secfil\sos\sec-ltr7.ska
                                        1

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*




                           SOS Staffing Services, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                  78462X 10 4
                  -------------------------------------------

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 8 Pages

CUSIP No.  78462X 10 4                                         Page 2 of 8 Pages

                                      13G

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard D. Reinhold -- SSN:  ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

      NUMBER OF                             1,875,250
       SHARES               ----------------------------------------------------
     BENEFICIALLY              6         SHARED VOTING POWER
      OWNED BY
        EACH                                80,000
      REPORTING             ----------------------------------------------------
       PERSON                  7         SOLE DISPOSITIVE POWER
        WITH
                                            1,875,250
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            80,000
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,955,250
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               22.0%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 3 of 8 Pages

                                      13G

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandra E. Reinhold - SSN:  ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

     NUMBER OF                              1,880,250
      SHARES                ----------------------------------------------------
    BENEFICIALLY               6         SHARED VOTING POWER
      OWNED BY
       EACH                                 80,000
     REPORTING              ----------------------------------------------------
      PERSON                   7         SOLE DISPOSITIVE POWER
       WITH
                                            1,880,250
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            80,000
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,960,250
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               22.0%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 4 of 8 Pages

                                      13G



This Amendment No. 1 to the Schedule 13G of Richard D. Reinhold and Sandra E. Reinhold amends and supplements, and should be read in conjunction with, the
Schedule 13G filed on or about February 14, 1996.


Item 1.

         (a)      Name of Issuer:  SOS Staffing Services, Inc.

         (b) Address of Issuer's Principal Executive Offices: 1415 South Main Street, Salt Lake City, Utah 84115


Item 2.

         (a)      Name  of  Persons  Filing:   Richard D. Reinhold and Sandra E.
                  Reinhold (the "Reporting Persons")

         (b)      Address of Principal Business Office of Richard D. Reinhold:
                  1415 South Main Street, Salt Lake City, Utah  84115

                  Address of Residence of Sandra E. Reinhold: 2374 East 3900 South, Salt Lake City, Utah 84124

         (c)      Citizenship:  United States

         (d) Title of Class of Securities: Common Stock, $.01 Par Value (the "Common Stock")

         (e)      CUSIP Number:  78462X 10 4


Item 3.

                  This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.  Ownership

         (a) Amount Beneficially owned by Richard D. Reinhold as of 12/31/96: 1,955,250 shares
                  Amount  Beneficially   owned  by  Sandra  E.  Reinhold  as  of
                  12/31/96:  1,960,250 shares

         (b)      Percent of Class owned by Richard D. Reinhold as of 12/31/96:
                  22.0%
                  Percent of Class owned by Sandra E. Reinhold as of 12/31/96:
                  22.0%

         (c)      Number of shares as to which the Reporting Persons have:


SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 5 of 8 Pages

                                      13G



                  (i) sole power to vote or to direct the vote: As of December 31, 1996, Richard D. Reinhold had sole power to vote or direct the vote of 1,875,250 shares. Sandra E. Reinhold had sole power to vote or direct the vote of 1,880,250 shares.

                  (ii) shared power to vote or to direct the vote: As of December 31, 1996, the Reporting Persons shared the power to vote or to direct the vote of 80,000 shares held by a limited partnership of which the Reporting Persons were the general partners. In addition, each of the Reporting Persons may be deemed to share the power to vote or direct the vote of the shares held by the other Reporting Person.

                  (iii) sole power to dispose or to direct the disposition of: As of December 31, 1996, Richard D. Reinhold had sole power to dispose or direct the disposition of 1,875,250 shares. Sandra E. Reinhold had sole power to dispose or direct the disposition of 1,880,250 shares.

                  (iv) shared power to dispose or to direct the disposition of: As of December 31, 1996, the Reporting Persons shared the power to dispose or to direct the disposition of 80,000 shares held by a limited partnership of which the Reporting Persons were the general partners. In addition, each of the Reporting Persons may be deemed to share the power to dispose or direct the disposition of the shares held by the other Reporting Person.

                  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this
                  Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

                  This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         Not applicable.



SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 6 of 8 Pages

                                      13G


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10.          Certification

         Not applicable.



SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 7 of 8 Pages

                                      13G


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 13, 1997              DATED:  February 13, 1997



By /s/ RICHARD J. TRIPP                By /s/ RICHARD J. TRIPP
  --------------------------------       ---------------------------------------
  Richard D. Reinhold by Richard         Sandra E. Reinhold by Richard J. Tripp,
  J. Tripp, Attorney-in-Fact             Attorney-in-Fact pursuant to a Power of
  pursuant to a Power of Attorney        Attorney dated June 23, 1995, a copy of
  dated June 26, 1995, a copy of         which  is  on  file with the Commission
  which is on file with the              and incorporated herein by reference.
  Commission and incorporated
  herein by this reference.





SEC 1745 (2-95)

CUSIP No. 78462X 10 4                                          Page 8 of 8 Pages

                                      13G

                                    EXHIBIT A



                                    AGREEMENT




     The undersigned  agree that this Amendment No. 1 to Schedule 13G of Richard
D. Reinhold and Sandra E. Reinhold relating to shares of Common Stock of SOS Staffing Services, Inc. shall be filed on behalf of each of the undersigned.



By /s/ RICHARD J. TRIPP               By /s/ RICHARD J. TRIPP
  ---------------------------------     ----------------------------------------
  Richard D. Reinhold by Richard         Sandra E. Reinhold by Richard J.
  J. Tripp, Attorney-in-Fact             Tripp, Attorney-in-Fact pursuant to a
  pursuant to a Power of Attorney        Power of Attorney dated June 23,
  dated June 26, 1995, a copy of         1995, a copy of which is on file
  which is on file with the              with the Commission and incorporated
  Commission and incorporated            herein by this reference.
  herein by this reference.

SEC 1745 (2-95)